Exhibit 99.10

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Superintendent of Securities, Newfoundland & Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: Algonquin Utilities and Power Corp. (the “Entity”)

We refer to the short form prospectus of the above Entity dated November 2, 2012 relating to the sale and issue of 4,800,000 Series A Shares of the Entity.

We consent to be named and to the use, through incorporation by reference in the short form prospectus, of our report dated March 21, 2012 to the shareholders of the Entity on the following consolidated financial statements:

•	Consolidated balance sheets as at December 31, 2011 and December 31, 2010,

•	Consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and

•	notes, comprising a summary of significant accounting policies and other explanatory information

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Chartered Accountants, Licensed Public Accountants

November 2, 2012

Toronto, Canada